CUSIP No.	86737M 100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A ordinary shares par value $0.0001 per share, represented by American Depositary Shares;

each American Depositary Share represents six Class A ordinary shares

(Title of Class of Securities)

86737M 100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86737M 100

1	Names of reporting persons Xiangdong Zhang
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 14,900,039 ordinary shares (1)
	6	Shared voting power 0
	7	Sole dispositive power 14,900,039 ordinary shares (1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 10,028,692 Class B ordinary shares and 4,871,347 Class A ordinary shares(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.3% (2)
12	Type of reporting person IN

(1)	Represent 10,028,692 Class B ordinary shares held by Hamamelis Holdings Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiangdong Zhang and 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(2)	Based on 200,430,858 Class A ordinary shares outstanding as of December 31, 2013 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No.	86737M 100

1	Names of reporting persons Hamamelis Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 10,028,692 ordinary shares (1)
	6	Shared voting power 0
	7	Sole dispositive power 10,028,692 ordinary shares (1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 10,028,692 Class B ordinary shares (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.0% (2)
12	Type of reporting person CO

(1)	Represent 10,028,692 Class B ordinary shares held by the reporting person. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time.
(2)	Based on 200,430,858 Class A ordinary shares outstanding as of December 31, 2013 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No.	86737M 100

ITEM 1(a).	NAME OF ISSUER:

Sungy Mobile Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District

Guangzhou 510055

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Xiangdong Zhang

(ii)	Hamamelis Holdings Limited (the “Record Holder”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Xiangdong Zhang

c/o Sungy Mobile Limited

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District

Guangzhou 510055

The People’s Republic of China

Hamamelis Holdings Limited

c/o Sungy Mobile Limited

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District

Guangzhou 510055

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i)	Mr. Xiangdong Zhang—People’ s Republic of China.

(ii)	Hamamelis Holdings Limited—British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by each reporting person is convertible into one Class A ordinary share at the option of the holder at any time.

ITEM 2(e).	CUSIP NO.:

86737M 100

CUSIP No.	86737M 100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2013. The table below is prepared based on the Issuer having a total of 58,995,186 shares of Class A ordinary shares and 141,435,672 shares of Class B ordinary shares outstanding as of December 31, 2013.

CUSIP No.	86737M 100

Reporting Person: Xiangdong Zhang	Class A Ordinary shares		Class B Ordinary shares		Total Ordinary shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	14,900,039	(1)	10,028,692	(2)	14,900,039	(1)	—

(b) Percent of class:	20.2	%(3)	7.1%		7.3	%(4)	7.1	%(5)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	14,900,039	(1)	10,028,692	(2)	14,900,039	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—

(iii) Sole power to dispose or to direct the disposition of	14,900,039	(1)	10,028,692	(2)	14,900,039	(1)	—

(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

Hamamelis Holdings Limited, a British Virgin Islands company, is the record owner (the “Record Holder”) of 10,028,692 Class B ordinary shares of the Issuer. Xiangdong Zhang is the sole owner and director of the Record Holder. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xiangdong Zhang may be deemed to beneficially own all of the shares held by the Record Holder.

(1)	Represents (a) 10,028,692 Class B ordinary shares held by the Record Holder that are convertible into 10,028,692 Class A ordinary shares at any time at the option of the Record Holder and (b) 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(2)	Represents 10,028,692 Class B ordinary shares held by the Record Holder.
(3)	To derive this percentage, (x) the numerator is 10,028,692, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder and 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights, and (y) the denominator is the sum of (i) 58,995,186, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2013, (ii) 10,028,692, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder and (iii) 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights.
(4)	To derive this percentage, (x) the numerator is 10,028,692, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder and 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights, and (y) the denominator is the sum of (i) 58,995,186, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2013, (ii) 141,435,672, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2013 that are convertible into the same number of Class A ordinary shares and (iii) 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights.
(5)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

CUSIP No.	86737M 100

Reporting Person: Hamamelis Holdings Limited	Class A Ordinary shares		Class B Ordinary shares		Total Ordinary shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	10,028,692	(1)	10,028,692	(1)	10,028,692	(1)	—

(b) Percent of class:	14.5	%(2)	7.1%		5.0	%(3)	6.8	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	10,028,692	(1)	10,028,692	(1)	10,028,692	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—

(iii) Sole power to dispose or to direct the disposition of	10,028,692	(1)	10,028,692	(1)	10,028,692	(1)	—

(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

The reporting person is the record owner of 10,028,692 Class B ordinary shares of the Issuer.

(1)	Represents 10,028,692 Class B ordinary shares held by the reporting person that are convertible into 10,028,692 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(2)	To derive this percentage, (x) the numerator is 10,028,692, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 58,995,186, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2013 and (ii) 10,028,692, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 10,028,692, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 58,995,186, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2013 and (ii) 141,435,672, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2013 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

CUSIP No.	86737M 100

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Xiangdong Zhang
	By:	/s/ Xiangdong Zhang
	Name:	Xiangdong Zhang
	Title:	Director

Hamamelis Holdings Limited
	By:	/s/ Xiangdong Zhang
	Name:	Xiangdong Zhang
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

10